EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq")

September 12, 2018

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Collective Labor Agreement (Walla! Communications Ltd.)

Bezeq reports that this morning, the board of directors of its subsidiary, Walla! Communications Ltd. ("Walla"), approved the entrance of Walla into a collective bargaining agreement dated September 6, 2018 between Walla and the journalists' organization in Israel - the New Histadrut Labor Federation and the Walla Journalist Committee (the “Agreement”).

The Agreement terminates on September 5, 2021, and will be extended automatically for periods of 24 months, unless one of the parties gives written notice of its intent to terminate or amend the Agreement. The Agreement will apply to employees defined as "journalists" employed by Walla (except for the management, talents and other employees that the parties have agreed to be excluded).

The above information constitutes a short summary translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.